ALPS ETF Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

May 10, 2011

VIA EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

ALPS ETF Trust (the “Registrant”)

Investment Company Act File No. (File Nos. 333 148826; 811 22175)

Dear Ms. Hatch,

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on May 2, 2011 with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

Set forth in the numbered paragraphs below are your comments of May 2, 2011, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

Notes to Financial Statements

1)

Comment:

 Note 4 to the Financial Statements of the Jefferies TR/J CRB Global Commodity Equity Index Fund reads “For the period ended June 30, 2010, the cost of…”, instead of stating “For the year ended December 31, 2010, the cost of…”.  There needs to be procedures put in place to ensure all dates are being updated accordingly; whether it is a semi- or an annual reporting period.

Response:

The Registrant has revised its internal review procedures.

2)

Comment:

With respect to Note 3 of the Jefferies | TR/J  CRB Global Commodity Equity Index, Jefferies | TR/J CRB Global Agriculture Equity Index, Jefferies | TR/J CRB Global Energy Equity Index Funds and Jefferies | TR/J CRB Wildcatters Exploration & Production Equity ETF, the Cohen & Steers Global Realty Majors ETF and the ALPS Equal Sector Weight ETF annual reports and Note 4 of the Alerian MLP ETF annual report, it is unclear as to whether the Adviser or Fund pays the Trustees’ quarterly retainers and meeting fees.  Going forward the notes must specifically state whether the Adviser or Fund pays these fees.

Response:

Requested revision will be incorporated to future Registrant filings on Form N-CSR.

Fund Performance

3)

Comment:

As presented in the table on page 4 of the ALPS Equal Sector Weight ETF annual report the Fund outperformed its benchmark, Banc of America Securities Merrill Lynch Equal Sector Weight Index, by more than 2% for the year.  Going forward, there needs to be an explanation in the Management Discussion and Analysis as to why the Fund outperformed (or underperformed) its Index benchmark, as Funds marking to an Index do not typically outperform or underperform the marked indexed benchmark by more/less than 2%.

Response:

 Requested revision will be incorporated to future Registrant filings on Form N-CSR, as applicable.

3)

Comment:

As presented in the table on page 4 of the Alerian MLP ETF annual report, the Fund underperformed its benchmark, the Alerian MLP Infrastructure Index, by more than 2% for the year.  Going forward, there needs to be an explanation in the Management Discussion and Analysis as to why the Fund underperformed (or outperformed) its Index benchmark.

Response:

Requested revision will be incorporated to future Registrant filings on Form N-CSR, as applicable.

*****

In connection with the Commission’s review of filings made by the Registrant, including the accompany Registrant disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)

The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at 720.917.0608 should you have any questions.

Sincerely,

/s/ Tané T. Tyler

Tané T. Tyler, Esq.

Secretary, ALPS ETF Trust

cc:

Board of Trustees, ALPS ETF Trust

Kimberly R. Storms, Treasurer, ALPS ETF Trust

Melanie Zimdars, Chief Compliance Officer, ALPS ETF Trust

Stuart Strauss, Esq., Dechert LLP

Lawrence Depp, Deloitte & Touche LLP